COLLETTE ERICKSON
FARMER & O’NEILL LLP
ATTORNEYS AT LAW
235 PINE STREET, SUITE 1300
SAN FRANCISCO, CALIFORNIA 94104-2733
TELEPHONE (415) 788-4646  •  FAX (415) 788-6929  •  WWW.COLLETTE.COM

 November 29, 2010

VIA EDGAR AND OVERNIGHT COURIER
Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	CoSine Communications, Inc.
Schedule 13E-3, Amendment No. 3, filed November 9, 2010 (File No. 5-60229)
Revised Preliminary Proxy Statement on Schedule 14A filed November 9,
2010 (File No. 0-30715)

Dear Ms. Kim:

On behalf of CoSine Communications, Inc. (the “Company”), we are transmitting for filing one copy of the Company’s Definitive Proxy Statement on Schedule 14A (as revised, the “Definitive Proxy Statement”), marked to show changes from the revised Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2010 (the “Preliminary Proxy Statement”). The Company is contemporaneously filing Amendment No. 4 to its Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on September 3, 2010 and amended by Amendment No. 1 thereto on October 12, 2010, Amendment No. 2 thereto on October 27, 2010 and Amendment No. 3 on November 9, 2010 (as amended, the “Amended Schedule 13E-3”).

The Definitive Proxy Statement is being filed after having responded to all comments received from the staff of the Division of Corporation Finance’s Office of Mergers and Acquisitions (the “Staff”) by letters dated September 30, October 14 and October 29, 2010 with respect to the Preliminary Proxy Statement and the Schedule 13E-3 and having received notice from the Staff on November 9, 2010 of no further comments or review.

Please direct any future inquiries concerning the Definitive Proxy Statement and Amended Schedule 13E-3 to either the undersigned or John Erickson of this office, both at (415) 788-4646.

Very truly yours,

/s/Andrew H. Pontious

Andrew H. Pontious